

12061044

:D STATES
:CHANGE COMMISSION
on, D.C. 20549

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SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lime Brokerage LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Broadway, 12th Floor
(No. and Street)

New York	New York	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Richter — (212) 824-5000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Michael Richter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lime Brokerage LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

CHRISTINA E ANZUONI
NOTARY PUBLIC-STATE OF NEW YORK
No. 02AN6211584
Qualified In New York County
My Commission Expires September 21, 2013

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIME BROKERAGE LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

LIME BROKERAGE LLC
(a limited liability company)

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Lime Brokerage LLC

We have audited the accompanying statement of financial condition of Lime Brokerage LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lime Brokerage LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by the Regulations under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the statement of financial condition.

Rothstein Kass

Roseland, New Jersey
February 27, 2012

LIME BROKERAGE LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash and cash equivalents	$	339,441
Due from clearing brokers		2,288,441
Due from other brokers		527,949
Due from parent		2,074,149
Property and equipment (less accumulated depreciation of $6,136,228)		3,169,211
Intangible asset		550,000
Other assets		648,611
Total Assets	$	9,597,802
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Due to other brokers	$	642,470
Accrued expenses and other liabilities		1,178,731
Total Liabilities		1,821,201
Member's equity		7,776,601
Total Liabilities and Member's Equity	$	9,597,802

See Notes to Financial Statement

1. ORGANIZATION AND BUSINESS ACTIVITY:

Lime Brokerage LLC (the "Company"), a wholly-owned subsidiary of Wedbush, Inc. ("Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC"); the Financial Industry Regulatory Authority, Inc. ("FINRA"); the Commodity Futures Trading Commission ("CFTC"); and the National Futures Association ("NFA"). Prior to June 10, 2011 the Company was a wholly-owned subsidiary of Lime Brokerage Holdings LLC ("Holdings"). The Company conducts business on a fully disclosed basis with Wedbush Securities Inc. ("WSI"), ABN AMRO Clearing Chicago LLC ("ABN"), and Goldman Sachs Execution & Clearing, L.P. ("GSEC") pursuant to clearing agreements (collectively referred to as the "Clearing Brokers"). The Company does not receive, directly or indirectly, or hold funds or securities for customers and does not carry accounts of or for customers. The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(ii).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company records commission, fee and rebate revenues on a trade-date basis. Clearing costs and other fees incurred in the execution of customer-directed trades are also recorded on a trade-date basis.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and are available for issuance on February 27, 2012. Subsequent events have been evaluated through this date.

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on an accelerated basis over the estimated useful lives of the assets. The estimated useful lives of the assets range from 3 to 15 years. Leasehold improvements are depreciated over the term of the lease.

In October 2011, the Company purchased the assets of Cactus Trading Systems, LLC ("Cactus") for $550,000. The assets purchased were intellectual property which was classified as an intangible asset as of December 31, 2011. The intangible asset is reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that a reporting unit's carrying amount is greater than its fair value. During 2011, the Company determined that the carrying amount of the intangible asset had not exceeded its fair value, which was estimated based on the present value of expected future cash inflows. Accordingly, no impairment loss was recognized for the year ended December 31, 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

The Company is a limited liability company. As such, income or loss of the Company, in general, is allocated 100% to the sole member (Parent) for inclusion in its income tax return. Effective upon its sale to the Parent, the Company has provided for federal, state and local income taxes based on an allocation from the Parent, as if the Company was a separate taxpayer. The Company is consolidated into the Parent for income tax purposes; the Parent files an income tax return in the U.S. federal jurisdiction, and also files income tax returns in various U.S. states and local jurisdictions.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2008.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In accordance with GAAP, the Company is required to measure the cost of employee services received in exchange for an award of equity instruments based on grant-date fair value of the award (with limited exceptions).

The Company's functional currency is the United States dollar. Assets and liabilities denominated in nonfunctional currencies are translated into U.S. dollar amounts at the year end exchange rate. Purchases and sales of investments, and income and expenses that are denominated in nonfunctional currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from currency translation are reflected in the statement of operations.

3. DUE FROM/TO CLEARING BROKERS:

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to clearing agreements. At December 31, 2011, the Due from Clearing Brokers includes required deposits aggregating $750,000 with the Clearing Brokers pursuant to the clearing agreements, as well as commissions earned by the Company, net of clearing and other charges payable to the Clearing Brokers.

4. DUE FROM/TO OTHER BROKERS:

Certain customer trades are executed on Electronic Communications Networks ("ECNs") or Exchanges for which the Company receives rebates and incurs execution and other costs. At December 31, 2011, $114,521 of net fees were due to ECNs and Exchanges.

5. PROPERTY AND EQUIPMENT:

Details of property and equipment at December 31, 2011 are as follows:

Leasehold improvements	$ 2,388,746
Furniture	801,677
Office equipment	943,984
Computer equipment	5,171,032
	9,305,439
Less accumulated depreciation and amortization	6,136,228
	$ 3,169,211

6. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK:

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to an agreement between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of the Clearing Brokers to value the short positions daily and to obtain additional collateral where deemed appropriate.

The Company maintains its cash balances with large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has not experienced any losses on these amounts to date.

7. OPTION PLAN:

On August 7, 2000, the Company established an option plan (the "2000 Plan") for certain employees, members or service providers of the Company and its affiliates. On December 31, 2007, all holders of vested and unvested options in the 2000 Plan relinquished their rights under the 2000 Plan in exchange for options on Class A units of Holdings under an options plan established by Holdings ("Holdings Plan"). All of the terms and conditions of the 2000 Plan are substantially the same in the Holdings Plan. On December 31, 2009, Holdings adopted an additional option plan ("New Holdings Plan").

Concurrent with the change of control resulting from the sale of the Company to the Parent, all outstanding options vested, and were transferred to Holdings, the options are no longer options of the Company.

7. OPTION PLAN (CONTINUED):

During the year ended December 31, 2011, the Company recognized compensation expense of $1,357,263 relating to such option grants.

A summary of the status of the Company's options as of December 31, 2011, and changes during the year then ended, is presented below:

	Number of Units	Weighted average Price
Outstanding at beginning of year	140,943	$ 87.60
Granted	4,000	72.40
Exercised	0	N/A
Forfeited	3,100	30.43
Transferred to Holdings	-141,843	87.51
Options outstanding at end of year	0	N/A

During the year ended December 31, 2011, holders of options forfeited 3,100 of unvested options. No payments were made in exchange for the forfeited options.

8. NET CAPITAL REQUIREMENT:

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2011, the Company's net capital was $1,075,132, which was $953,719 in excess of its minimum requirement of $121,413. The ratio of aggregate indebtedness to net capital was 1.69 to 1.

9. COMMITMENTS:

On June 30, 2005, the Company entered into a noncancellable operating lease for a data center facility in New Jersey. The term of the lease is for 12 years, ending on September 16, 2017. Rent paid for the year ended December 31, 2011 amounted to $86,163. The Company has posted a Letter of Credit in the amount of $60,000 in addition to a security deposit of $46,295. As of December 31, 2011 there have been no draw downs under this letter of credit.

On October 1, 2006, the Company entered into a noncancellable operating lease for a technology development center in Massachusetts. The term of this lease, as amended, expires on September 30, 2013. Rent paid for the year ended December 31, 2011 amounted to $668,286. The Company has posted a security deposit in the amount of $65,724.

9. COMMITMENTS (CONTINUED):

On June 12, 2008, the Company entered into a noncancellable operating lease for office space in New York. The lease expires on November 12, 2018. Rent paid for the year ended December 31, 2011 amounted to $465,597. The Company has posted a Letter of Credit in the amount of $110,000 in lieu of a security deposit. As of December 31, 2011 there have been no draw downs under this letter of credit.

As of December 31, 2011, future minimum lease payments due under the leases are approximately as follows:

Year ending December 31,	
2012	$ 1,263,000
2013	1,132,000
2014	615,000
2015	631,000
2016	651,000
Thereafter	1,161,000
	$ 5,453,000

The Company subleases to affiliates space in its Massachusetts technology development center, in its New Jersey data center, and in its New York City office. For the year ended December 31, 2011, income from these subleases amounted to approximately $280,000, which is included in other income on the Statement of Operations.

10. RELATED PARTY TRANSACTIONS:

During the year ended December 31, 2011, the Company entered into occupancy related expense sharing transactions with sister company Wedbush Securities Inc. ("WSI"). As of December 31, 2011, the Company was due $59,015 from WSI. This amount is included in Other Assets on the Statement of Financial Condition. During the year ended December 31, 2011, the Company was paid $700,000 by WSI for technology services rendered.

In addition, there are revenues and expenses on the books of WSI that relate to the Institutional Division of the Company. These revenues and expenses are transferred over to the Company at each month end. At December 31, 2011 the net of these revenues and expenses resulted in a receivable to WSI of $171,142. This amount is included in Due from Other Brokers on the Statement of Financial Condition. At December 31, 2011, the balance of the clearing accounts with WSI resulted in a receivable of $1,407,668. This amount is included in Due from Clearing Broker on the Statement of Financial Condition.

At December 31, 2011, the Parent allocated to the Company approximately $2,074,000 of tax savings realized by the Parent attributable to losses of the Company reflected on the Parent's tax returns. This amount is included in Due from Parent on the Statement of Financial Condition, and was fully repaid by the parent subsequent to December 31, 2011.

11. 401(K) PLAN:

The Company participates, in conjunction with former affiliated companies, in a 401(k) Retirement Plan (the "Lime Group 401(k) Plan") for all eligible employees. Under the terms of the Lime Group 401(k) Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company can make a discretionary matching contribution to the 401(k) on behalf of participating employees. The Company chose not to make such a contribution for the year ended December 31, 2011. As of December 31, 2011 the Company no longer participates in the Lime Group 401 (k) Retirement Plan.

12. SUBSEQUENT EVENTS:

Effective January 1, 2012, the Company offers employees the opportunity to participate in the Wedbush 401(k) Plan in conjunction with affiliates of its new Parent.

LIME BROKERAGE LLC
(a limited liability company)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

DECEMBER 31, 2011

Credits - Member's equity	$	7,776,601
Debits:		
Nonallowable assets:		
Due from other brokers		259,498
Due from parent		2,074,149
Property and equipment, net		3,169,211
Intangible asset		550,000
Other assets		648,611
Total debits		6,701,469
Net capital		1,075,132
Minimum net capital requirement (Under SEC Rule 15c3-1) - the greater of $100,000 or 6.67% of aggregate indebtedness		121,413
Minimum net capital requirement (Under CFTC Regulation 1.17) - the greater of $45,000 or SEC Rule 15c3-1 minimum requirement		121,413
Excess net capital	$	953,719
Aggregate indebtedness	$	1,821,201
Ratio of aggregate indebtedness to net capital		1.69 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A amended filing as of December 31, 2011.